March 13, 2019

Artur Bergman
Chief Executive Officer
Fastly, Inc.
475 Brannan Street, Suite 300
San Francisco, CA 94107

       Re: Fastly, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 14, 2019
           CIK: 0001517413

Dear Mr. Bergman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 14, 2019

Prospectus Summary, page 1

1. Please disclose that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Disclose the percentage of the voting power to be held by affiliates following the offering.
Risk Factors
Risks Related to Our Business and Industry
We leverage a strategy of offering trial versions of our platform products..., page 31

2. We note that you utilize free trial versions of your platform as part of your marketing strategy. Please disclose the conversion rate from free to paid users for the periods
 Artur Bergman
FirstName LastNameArtur Bergman
Fastly, Inc.
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         presented.
Use of Proceeds, page 55

3. You state that you intend to use proceeds from this offering to repay the outstanding indebtedness under your Second Lien Credit Agreement which you entered into in
         December 2018. Please expand the disclosure to describe the use of proceeds of this indebtedness (other than short-term borrowings used for working capital). Refer to
         Instruction 4 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 64

4. Please revise your overview section to provide a balanced discussion regarding the material challenges, risks and opportunities focused on by your management. For example, discuss any material trends or uncertainties in your efforts to attract customers outside of the United States and to increase the numbers of POPs. In this regard, consider discussing your significant challenges related to the specific geographic areas in which you intend to focus. As another example, explain the trends of converting non-paying accounts into paying customers. See Item 303(a) of Regulation S-K and SEC Release No.
         33-8350.
Key Business Metrics
Number of Customers, page 68

5. Your Dollar-Based Net Expansion Rate (DBMER) measures the expansion of usage among continuing customers but does not account for the decrease in the revenue attributable to former customers. To help us better understand your metric, please tell us how you measure retention of your customers. To the extent that it is material to an understanding of your customer count and the DBNER, please disclose and provide a discussion of your retention or attrition rate of customers.
Results of Operations
Year Ended December 31, 2017
Revenue, page 71

6. You disclose that 2017 revenue was primarily attributed to usage of your platform. Please quantify for us the amount of revenues attributed to each of the other types of services you provide and if such services contributed materially to revenue growth from 2017 to 2018, revise to quantify such revenues. Refer to Section III.B.1 of SEC Release No. 33-8350.
Critical Accounting Policies and Estimates
Common Stock Valuation, page 76

7. Please provide us with analysis of all equity awards granted to date in 2018 and 2019
 Artur Bergman
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Fastly, Inc.
Comapany2019
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         including the amounts and fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
Business, page 80

8. We note your disclosure on page F-8 that one customer accounted for 10% of total revenue for the year ended December 31, 2017. Please disclose the name of your greater than ten percent customer and provide a description of the material terms of any agreements with this customer. Refer to Item 101(c)(vii) of Regulation S-K.
Market Opportunity, page 90

9. Please tell us the basis for your belief that you have a total market opportunity of $35.8 billion in 2022. We note that you are incorporating the total sum of the markets that you address when you only address a portion of each of those markets. Your response should include your material assumptions underlying this prediction. Description of Capital Stock
Voting Rights, page 128

10. Please clarify the circumstances under which a separate class voting right will be provided to Class A shareholders under Delaware law.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

11. You disclose on page 65 that you charge fees for the use of your platform based on committed, actual, or expected use and use is measured in gigabytes and requests. Please revise to disclose your policy for fees charged for expected use in reasonable detail. Also, revise your policy to describe how revenue is recognized for the different types of usage.
General

12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
13. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
 Artur Bergman
Fastly, Inc.
March 13, 2019
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       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or
Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

FirstName LastNameArtur Bergman                          Division of
Corporation Finance
                                                         Office of Information
Technologies
Comapany NameFastly, Inc.
                                                         and Services
March 13, 2019 Page 4
cc:       Seth Gottlieb
FirstName LastName